

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

Via E-mail

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

>   **Re: Perfect World Co., Ltd.**
>   **Form 20-F for the Fiscal Year ended December 31, 2011**
>   **Filed May 11, 2012**
>   **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated April 12, 2012 in connection with the Form 20-F for the fiscal year ended December 31, 2010 and have the following comments related to your Form 20-F for the fiscal year ended December 31, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 5, 2012.

General

1.   Please explain the impact of the February 2, 2012 lawsuit and freeze order against the assets of Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. on your ability to perfect your VIE agreements related to Beijing Perfect World Network Technology Co. Ltd., as described on pages 22, 74, and 102-103. Also, please explain the consequences if you are unable to ensure the registration of the equity pledge agreement with the appropriate relevant administration for industry and commerce.

Information on the Company, page 33

2.   We note your disclosure on page 35 that you have entered into a "definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period." Please identify the venture capital fund and explain to us whether such an agreement is a material agreement that should be filed under Item 601(b)(10) of Regulation S-K. To the extent material, please advise us when you will file this agreement and confirm that you will provide a description of the material terms of agreement in future filings.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

3.   We note your response to prior comment 2. We continue to believe that active paying customers and average revenue per active paying customer are important indicators to the users of your financial statements since these are critical components of your future growth. In this regard, we note your disclosure on page 62, that you expect that revenues generated from games operated under the time-based revenue model will remain a small portion of your online game operation revenues and you plan to continue to use the item-based revenue model for your new games in the future. As such, it is not clear why active paying customers and average revenue per active paying customer are not meaningful and relevant in addition to ACU. Refer to Section III.B of SEC Release 33-8350.

Major Shareholders and Related Party Transactions, page 98

4.   Please identify the investors of Zhizhu Network that received interest free personal loans from your chief executive officer Mr. Michael Yufeng Chi, as described on page 101.

Notes to the Consolidated Financial Statements

Note 24. Commitments and contingencies

b. Contingencies, page F-55

5.   You state that "were an unfavorable outcome to occur, there exists the possibility of a material adverse impact of the Group." Please describe in detail the nature and effects of the material adverse impact (e.g., loss of control, reduction of control but maintain status as a primary beneficiary, or payment of damages). In this regard, expand your disclosure to clearly discuss and explain what the impact will be to the Company. Please provide proposed disclosure that addresses this issue.

Mr. Kelvin Wing Kee Lau
Perfect World Co., Ltd.
July 11, 2012
Page 3

    You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief